LEGACY COMMUNICATIONS CORPORATION
                               210 NORTH 1000 EAST
                              ST. GEORGE, UT 84770

                                 MARCH 30, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

         Re: Registration Statement on Form SB-2 (File No. 333-125907) Legacy Communications Corporation

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, File No. 333-125907 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 17, 2005. The Company was not able to obtain approval for the offering under the Utah Securities Act without material changes to the terms of the offering. No offers have been made or securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

         The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

         The Registrant has no present intention to undertake a private placement within the next six months. However, if the Registrant undertakes a private placement of its securities in the future, it will rely on Rule 155(c) relating to integration of the offering covered by the Registration Statement and such private placement.

         If you have any questions or comments regarding the foregoing application for withdrawal, please contact Mr. Lawrence E. Wilson, legal counsel to the Registrant, on 713-222-6025. Please provide a copy of the Order consenting to this withdrawal to Mr. Lawrence E. Wilson by facsimile on 713-222-6025. Thank you for your assistance.

                                LEGACY COMMUNICATIONS CORPORATION

                                By: /s/ E. Morgan Skinner, Jr.
                                    ------------------------------------
                                    Name: E. Morgan Skinner, Jr.
                                    Title: Chief Executive Officer